Exhibit 99.2

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2024 and 2023 and the related notes for the years then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the years ended December 31, 2024 and 2023:

Details	2024	2023
Revenues	100%	100%
Cost of revenues	76.4	75.2
Gross profit	23.6	24.8
Research and development	5.5	5.6
Marketing, general and administrative	5.2	5.1
Restructuring gain from sale of machinery and equipment, net	--	(3.7)
Restructuring expense (income), net	(0.4)	1.3
Merger-contract termination fee, net	--	(22.0)
Operating profit	13.3	38.5
Financing income, net	3.5	2.1
Other income (expense), net	(1.7)	0.5
Profit before income tax	15.1	41.1
Income tax expense, net	(0.7)	(4.6)
Net profit	14.4	36.5
Net loss (profit) attributable to non-controlling interest	0.1	(0.1)
Net profit attributable to the company	14.5%	36.4%

The following table sets forth certain statement of operations data for the years ended December 31, 2024 and 2023 (dollars in thousands):

Details	2024	2023
Revenues	$1,436,122	$1,422,680
Cost of revenues	1,096,680	1,069,161
Gross profit	339,442	353,519
Research and development	79,434	79,808
Marketing, general and administrative	74,964	72,454
Restructuring gain from sale of machinery and equipment, net	--	(52,168)
Restructuring expense (income), net	(6,270)	19,662
Merger-contract termination fee, net	--	(313,501)
Operating profit	191,314	547,264
Financing income, net	50,834	30,531
Other income (expense), net	(24,721)	7,047
Profit before income tax	217,427	584,842
Income tax expense, net	(10,205)	(65,312)
Net profit	207,222	519,530
Net loss (profit) attributable to non-controlling interest	642	(1,036)
Net profit attributable to the company	$207,864	$518,494

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year ended December 31, 2024 compared to Year ended December 31, 2023

Revenues

Revenues for the year ended December 31, 2024 amounted to $1,436.1 million, as compared to $1,422.7 million for the year ended December 31, 2023, reflecting a $13.4 million or 1% year over year revenue increase.

Cost of Revenues

Cost of revenues for the year ended December 31, 2024 amounted to $1,096.7 million as compared to $1,069.2 million for the year ended December 31, 2023. The $27.5 million increase in cost of revenues reflects a 2.6% year over year cost increase, mainly due to higher depreciation and other manufacturing cost.

Gross Profit

Gross profit for the year ended December 31, 2024 amounted to $339.4 million as compared to $353.5 million for the year ended December 31, 2023. The $14.1 million decrease in gross profit resulted from the $27.5 million or 2.6% increase in cost of revenues, net of the $13.4 million or 1% increase in revenues, as described above.

Research and Development

Research and development expenses for the year ended December 31, 2024, amounted to $79.4 million, as compared to $79.8 million for the year ended December 31, 2023, reflecting less than 0.5% decrease year over year.

Marketing, General and Administrative

Marketing, general and administrative expenses for the year ended December 31, 2024 amounted to $75.0 million, reflecting 5.2% of revenues as compared to $72.5 million for the year ended December 31, 2023, reflecting 5.1% of revenues.

Restructuring Gain from Sale of Machinery and Equipment, net

Restructuring gain from sale of machinery and equipment, net, for the year ended December 31, 2023 amounted to $52.2 million and resulted from the gain on sale of machinery and equipment, net to third parties following the reorganization and restructuring of our Japan operations during 2022 as described in Note 13B(2) to our financial statements for the year ended December 31, 2024.

Restructuring Expense (Income), net

Restructuring income, net, for the year ended December 31, 2024 amounted to $6.3 million, as compared to $19.7 million restructuring expense, net, for the year ended December 31, 2023, resulting from the reorganization and restructuring of our Japan operations executed during 2022, as described in Note 13B(2) to our financial statements for the year ended December 31, 2024.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Merger-contract termination fee, net

Merger-contract termination fee, net, for the year ended December 31, 2023 amounted to $313.5 million, net of associated fees and was paid to the Company by Intel following the announced termination of their definitive agreement as described in Note 1 to our financial statements for the year ended December 31, 2024.

Operating Profit

Operating profit for the year ended December 31, 2024 amounted to $191.3 million as compared to $547.3 million for the year ended December 31, 2023. The $356.0 million decrease in operating profit resulted mainly from the $313.5 million merger-contract termination fee, net, the $52.2 million restructuring gain from the sale of machinery and equipment, net during the year ended December 31, 2023 and the $14.1 million decrease in gross profit in the year ended December 31, 2024, offset by the $26.0 million increase in restructuring income, net, as described above.

Financing Income, net

Financing income, net, for the year ended December 31, 2024 amounted to $50.8 million as compared to $30.5 million for the year ended December 31, 2023. The $20.3 million increase in financing income, net, is mainly due to higher interest income on higher amount of bank deposits.

Other Income (Expense), net

Other expense, net, for the year ended December 31, 2024 amounted to $24.7 million as compared to other income, net, of $7.0 million for the year ended December 31, 2023. Other income (expense), net included mainly non-recurring, non-operational items, such as gains from the sale of investments in a privately-held companies and gains (losses) from sale of unused machinery and equipment.

Income Tax Expense, net

Income tax expense, net, for the year ended December 31, 2024 amounted to $10.2 million as compared to $65.3 million for the year ended December 31, 2023. The $55.1 million decrease in income tax expense, net, is mainly a result of $367.4 million decrease in profit before income tax for the year ended December 31, 2024 as compared to the year ended December 31, 2023, resulting mainly from the $313.5 million merger-contract termination fee, net included in operating profit for the year ended December 31, 2023, as described above.

Net Profit

Net profit for the year ended December 31, 2024 amounted to $207.2 million as compared to $519.5 million for the year ended December 31, 2023. The $312.3 million decrease in net profit is mainly due to the decrease in operating profit, offset by the decrease in income tax expense, net, described above.

Net Loss (Profit) Attributable to Non-Controlling Interest

Net loss attributable to non-controlling interest for the year ended December 31, 2024 amounted to $0.6 million as compared to net profit attributable to non-controlling interest of $1.0 million for the year ended December 31, 2023. The $1.6 million decrease resulted from the decrease of $3.4 million in TPSCo’s net profit (in which we hold 51%).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Net Profit Attributable to the Company

Net profit attributable to the company for the year ended December 31, 2024 amounted to $207.9 million as compared to $518.5 million for the year ended December 31, 2023. The $310.6 million decrease in net profit attributable to the company is mainly due to the decrease in net profit of $312.3 million, offset by the decrease in net profit attributable to non-controlling interest of $1.6 million, as described above.

Impact of Currency Fluctuations

The Company currently operates in four different regions: the United States, Japan, Israel and Italy. The functional currency of the Company’s entities in the United States, Israel and Italy is the US dollar (“USD”). The functional currency of the Company’s operations in Japan is the Japanese Yen (“JPY”). The Company’s expenses and costs are denominated mainly in USD, JPY, New Israeli Shekels (“NIS”) and Euro, revenues are denominated mainly in USD and JPY, and the cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Japan, Israel and Italy.

The majority of TPSCo’s revenues are denominated in JPY and the majority of TPSCo’s expenses and costs are denominated in JPY, which limits the exposure to fluctuations of the USD-to-JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD-to-JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined, fixed range.

During the year ended December 31, 2024, the USD appreciated against the JPY by 10.7%, as compared to 7.2% appreciation during the year ended December 31, 2023. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment as part of Other Comprehensive Income on the balance sheet.

The USD cost of the Company’s operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to expenses and costs that are denominated in NIS. During the year ended December 31, 2024, the USD appreciated against the NIS by 0.6%, as compared to 3.1% appreciation during the year ended December 31, 2023.

The fluctuation of the USD against the NIS may affect the Company’s results of operations as it relates to the entity in Israel. Appreciation of the NIS may increase cost, in USD terms, of the Israeli facility such as utilities, taxes and labor costs that are denominated in NIS, which may lead to erosion of profit margins. The Company uses foreign currency cylinder and forward transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range.

The USD cost of the Company’s operations in Italy is influenced by changes in the USD-to-Euro exchange rate, with respect to expenses and costs that are denominated in Euro. During the year ended December 31, 2024, the USD depreciated against the Euro by 5.9%. This exposure is partially mitigated and contained within a pre-defined fixed range through foreign currency cylinder and forward transactions which the Company is engaging in.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Liquidity and Capital Resources

As of December 31, 2024, the Company had an aggregate amount of $271.9 million in cash and cash equivalents, as compared to $260.7 million as of December 31, 2023. The main cash items during the year ended December 31, 2024 were as follows: $448.7 million net cash provided by operating activities; $431.7 million invested in property and equipment, net; $31.9 million received from proceeds from sales of short-term deposits and marketable securities, net; and $32.5 million debt repaid, net.

Short-term and long-term debt presented in the balance sheet as of December 31, 2024 amounted to $48.4 million and $132.4 million, respectively, and included loans, operating leases and capital leases.

Recent Development

The hostilities commenced October 2023 as described in Item 1D “Risk Factors” of our annual report on Form 20-F for the year ended December 31, 2023 under the caption “Risks Affecting Our Operations in Israel” continue, however recently a temporary cease fire has been declared. As of the date of this report, these hostilities have not had a material effect on the Company’s business and operations.